John C. Kirkland
Tel. 310.586.7786
Fax 310.586.0286
KirklandJ@gtlaw.com

BY EDGAR

June 15, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jeffrey Reidler, Assistant Director

Re:	Clearant, Inc.
Preliminary proxy statement filed April 29, 2005
File No. 0-50309

Dear Mr. Reidler:

By letter dated May 3, 2005 from the staff of the Securities and Exchange Commission, the staff made certain comments to the preliminary proxy statement filed April 29, 2005 by our client Clearant, Inc. (the “Company”). On behalf of the Company, we are responding to the staff’s comments in the following numbered paragraphs, which correspond to the paragraph numbers in the comment letter.

1.	COMMENT. In the “Comparative Rights of Stockholders” subsection of the proxy statement on page 20, you state that the summary of the differences between Nevada and Delaware law and the charters of the Nevada and Delaware corporations does not purport to be complete and is qualified in its entirety by reference to the charter documents, bylaws and laws of the states of Nevada and Delaware. You should summarize all of the material terms of the charter documents, bylaws and laws of the two states as they pertain to stockholder rights in the proxy statement, and state in the proxy statement that you have done so. Also, you should explain to shareholders how they may obtain copies of the charter documents and bylaws.

RESPONSE. The proxy statement has been revised to address your comments. The referenced statements on page 20 have been removed. The requested additional disclosures were added on pages 19, 20 and 23 through 31. The Company has now summarized all of the material terms of the charter documents, bylaws and laws of the two states as they pertain to stockholder rights, and states in the third paragraph under the caption “Reincorporation to Delaware” on page 18 that it has done so. The

United States Securities and Exchange Commission
June 15, 2005

same paragraph now explains to shareholders how they may obtain copies of the charter documents and bylaws, as does new romanette (v) on page 3 under the caption “How can I obtain additional copies.”

2.	COMMENT. We note that as part of this proposal, stockholders are being asked to approve an increase in the number of authorized shares of common stock of the company from 100,000,000 shares to 200,000,000 shares. Please expand the disclosure to state the number of outstanding shares, shares reserved for issuance under option plans, in connection with convertible securities, etc., and the number of shares available for issuance which have not been reserved. You should also disclose whether or not there are any agreements, arrangements or understandings with anyone to sell or issue any additional shares of common stock.

RESPONSE. The proxy statement has been revised to address your comments. The disclosure on page 21 under the caption “Authorized Capital Stock” was expanded to state the number of outstanding shares, shares reserved for issuance under option plans, in connection with convertible securities, and the number of shares available for issuance which have not been reserved. The Company also now discloses in the same section that it does not have any other agreements, arrangements or understandings with anyone to sell or issue any additional shares of common stock.

3.	COMMENT. We note your disclosure concerning the creation of “blank check” preferred stock. Please expand this disclosure to discuss the anti-takeover ramifications of blank check preferred, rights plans, poison pills, etc. and state whether or not you plan to implement any such plans or arrangements. You should also discuss the possible overall effect of the existence of “blank check” preferred stock on the holders of common stock, including the dilution of their ownership interest, the continuation of current management, the prevention of mergers or business combinations and the discouragement of possible tender offers for shares of common stock.

RESPONSE. The proxy statement has been revised to address your comments. The Company added disclosure on Page 22 under the caption “‘Blank Check’ Preferred Stock” to discuss the anti-takeover ramifications of blank check preferred, rights plans, poison pills, and discloses that the Company currently does plan to implement any such plans or arrangements. The added disclosure on Page 22 and on page 27 under the caption “Authorized Capital” also discusses the possible overall effect of the existence of “blank check” preferred stock on the holders of common stock, including the dilution of their ownership interest, the continuation of current management, the prevention of mergers or business combinations and the discouragement of possible tender offers for shares of common stock.

United States Securities and Exchange Commission
June 15, 2005

If you have any questions or comments, please feel free to call me at (310) 586-7786.

Sincerely,

/s/ JOHN C. KIRKLAND

John C. Kirkland

JCK
cc: Mr. Donald J. Lewis